Exhibit 99.1

Vedanta Resources Limited 30 Berkeley Square London W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

22 February 2021

VEDANTA RESOURCES LIMITED

VOLUNTARY OPEN OFFER FOR VEDANTA LIMITED

The Company announces that, in terms of the applicable regulations, Securities and Exchange Board of India (“SEBI”) has provided its comments to the draft letter of offer which was filed in respect of the voluntary open offer for Vedanta Limited (“Offer”). The Offer remains subject to grant of certain exemptions and no action reliefs from U.S. Securities and Exchange Commission.

Further details/ timelines relating to the Offer will be set out in the final letter of offer which will be available on SEBI’s website (www.sebi.gov.in) in due course.

For further information, please contact:

Varun Kapoor

Head - Investor Relations

Varun.Kapoor@vedanta.co.in

For further information, please contact:

Communications

Roma Balwani Head, Corporate Communications Tel: +91 124 459 3000 gc@vedanta.co.in

About Vedanta Resources

Vedanta Resources Limited (“Vedanta”) is a diversified global natural resources company. The group produces aluminium, copper, zinc, lead, silver, iron ore, oil & gas and commercial energy. Vedanta has operations in India, Zambia, Namibia and South Africa. With an empowered talent pool globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of trust, sustainability, growth, entrepreneurship, integrity, respect and care. For more information on Vedanta Resources, please visit www.vedantaresources.com

Vedanta Resources Limited 30 Berkeley Square London W1J 6EX Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and/or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.